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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-4
           ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------
                   ST. PAUL FIRE AND MARINE INSURANCE COMPANY
                                (Name of Issuer)
                   ST. PAUL FIRE AND MARINE INSURANCE COMPANY
                          THE ST. PAUL COMPANIES, INC.
                      (Name of Person(s) Filing Statement)
                             Zero Coupon Convertible
                           Subordinated Notes Due 2009
                  of ST. PAUL FIRE AND MARINE INSURANCE COMPANY
                       (as successor to USF&G Corporation)
                         (Title of Class of Securities)
                                   903290-AD6
                      (CUSIP Number of Class of Securities)
                              Sandra Ulsaker Wiese
                               Corporate Secretary
                   St. Paul Fire and Marine Insurance Company
                              385 Washington Street
                            St. Paul, Minnesota 55102
                                 (651) 310-7911
            (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                   Copies to:

              BRUCE A. BACKBERG                            JOSEPH B. FRUMKIN
SENIOR VICE PRESIDENT AND CHIEF LEGAL COUNSEL             SULLIVAN & CROMWELL
         THE ST. PAUL COMPANIES, INC.                       125 BROAD STREET
            385 WASHINGTON STREET                       NEW YORK, NEW YORK 10004
          ST. PAUL, MINNESOTA 55102                          (212) 558-4000
                (651) 310-7911
                                February 5, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            ------------------------
                           CALCULATION OF FILING FEE
---------------------------------------  ---------------------------------------
         Transaction Valuation*                  Amount of Filing Fee
---------------------------------------  ---------------------------------------
              $112,160,162                             $22,433
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/ /  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:
     Form or registration no.:
     Filing Party:
     Date Filed:

____________________
* The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $175,026,000 principal amount at maturity of Notes at the repurchase price of $640.82 per $1,000 principal amount at maturity. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

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                             INTRODUCTORY STATEMENT

       This Schedule 13E-4 relates to an offer to purchase (the "Offer") by St. Paul Fire and Marine Insurance Company, a Minnesota corporation ("Fire & Marine") and a wholly owned subsidiary of The St. Paul Companies, Inc., a Minnesota corporation ("St. Paul"), for cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 5, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), any and all of the outstanding Zero Coupon Convertible Subordinated Notes Due 2009 (the "Notes") issued by USF&G Corporation, a Maryland corporation ("USF&G"). On April 24, 1998, SP Merger Corporation, a wholly owned subsidiary of St. Paul, merged with and into USF&G, with USF&G continuing as the surviving corporation and a wholly owned subsidiary of St. Paul. On February 2, 1999, USF&G merged with and into Fire & Marine with Fire & Marine continuing as the surviving corporation. The Notes are convertible into shares of Common Stock, no par value ("St. Paul Common Stock"), of St. Paul at a conversion rate of 16.6434 shares of St. Paul Common Stock per $1,000 principal amount at maturity of Notes. Copies of the Offer to Purchase and the related Letter of Transmittal are filed as exhibits (a)(1) and (a)(2) hereto.

ITEM 1.      SECURITY AND ISSUER.

(a) The issuer of the Notes is Fire & Marine, as successor to USF&G. The address of Fire & Marine's principal executive office is 385 Washington Street, St. Paul, Minnesota 55102. The Notes are convertible into St. Paul Common Stock. The address of St. Paul's principal executive office is 385 Washington Street, St. Paul, Minnesota 55102.

(b) The securities which are the subject of the Offer are the Notes. The Notes are convertible into shares of St. Paul Common Stock at a conversion rate of 16.6434 shares of St. Paul Common Stock per $1,000 principal amount at maturity of Notes. St. Paul is a joint and several obligor with Fire & Marine with respect to the due and punctual payment of the principal of, and premium, if any, and interest on, the Notes when due and all other monetary obligations under the terms of the Notes and the Indenture. As of February 4, 1999, there was $175,026,000 aggregate principal amount at maturity of Notes outstanding. The Offer is for any and all Notes, in denominations of $1,000 principal amount at maturity or integral multiples thereof, at a price equal to $640.82 per $1,000 principal amount at maturity of Notes. At the election of Fire & Marine, the Offer is being made in cash only. To the best knowledge of Fire & Marine and St. Paul, no Notes are being purchased from any officer, director or affiliate of Fire & Marine or St. Paul.

(c) The information set forth in the section of the Offer to Purchase entitled "Market Price Information" is incorporated herein by reference.

(d) Fire & Marine and St. Paul are filing this statement. The addresses of Fire & Marine and St. Paul are set forth in Item 1(a). Fire & Marine is a wholly owned subsidiary of St. Paul.

ITEM 2.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase entitled "Sources and Amount of Funds" is incorporated herein by reference.

(b)    Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


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       The information set forth in the section of the Offer to Purchase entitled "The Offer--Purpose and Effects of the Offer" is incorporated herein by reference. Notes repurchased under the Offer by Fire & Marine will cease to be outstanding and will be delivered to The Chase Manhattan Bank, as successor to Chemical Bank, as Trustee, for cancellation immediately after such repurchase.

(a) The information set forth in the section of the Offer to Purchase entitled "The Offer--General" is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase entitled "Recent Developments--The USF&G Merger" and "Recent Developments-- The F&M Merger" is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled "Recent Developments--The USF&G Merger" is incorporated herein by reference.

(d)    None.

(e)    None.

(f)    None.

(g)    None.

(h)    Not applicable.

(i)    Not applicable.

(j)    Not applicable.

ITEM 4.      INTEREST IN SECURITIES OF THE ISSUER.

       Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER=S SECURITIES.

       The information set forth in the cover page to the Offer to Purchase and the sections of the Offer to Purchase entitled "The Offer--General", "The Offer--Purpose and Effects of the Offer" and "Recent Developments" is incorporated herein by reference.

ITEM 6.      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

       The information set forth in the cover page of the Offer to Purchase and the section of the Offer to Purchase entitled "The Depositary" is incorporated herein by reference.

ITEM 7.      FINANCIAL INFORMATION.

(a) The information set forth in the section of the Offer to Purchase entitled "St. Paul Selected Unaudited Financial Information" is incorporated by reference herein. The following documents, which have been filed by St. Paul (File No. 0-3021) with the Commission under the Exchange Act, are incorporated herein by reference:


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       (1) St. Paul's Annual Report on Form 10-K for the fiscal year ended
December 31, 1997.

       (2) St. Paul's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1998, June 30, 1998 and September 30, 1998.

       (3) St. Paul's Current Reports on Form 8-K dated April 24, 1998, April 27, 1998, May 5, 1998, May 14, 1998, October 6, 1998 and February 3, 1999.

       (4) St. Paul's Proxy Statement/Prospectus relating to the USF&G Merger dated January 27, 1998 and mailed to its stockholders on January 28, 1998.

       (5) St. Paul's Proxy Statement relating to its Annual Meeting of Stockholders on May 5, 1998 dated March 19, 1998.

       All documents filed with the Commission by St. Paul pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or subsequent to the date hereof shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such document is filed.

       Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

(b) Not applicable.

ITEM 8.      ADDITIONAL INFORMATION.

(a)    None.

(b) None, except for compliance with the Exchange Act and the rules and regulations promulgated thereunder and compliance with applicable requirements of state securities or "blue sky" laws.

(c)    None.

(d)    None.

(e) Reference hereby made to the exhibits hereto which are incorporated in their entirety herein by reference.


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ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS.

(a)    Exhibit (a)(1) Offer to Purchase, dated February 5, 1999.
       Exhibit (a)(2) Letter of Transmittal.
       Exhibit (a)(3) Notice of Guaranteed Delivery.
       Exhibit (a)(4) Letter to clients.
       Exhibit (a)(5) Letter to brokers, dealers, commercial banks, trust companies and other nominees.
(b)    Not applicable.
(c)(1) Indenture, dated as of January 28, 1994, between USF&G, as issuer, and Chemical Bank, as Trustee.
(c)(2) First Supplemental Indenture, dated as of April 24, 1998, among St. Paul, USF&G, as issuer, and The Chase Manhattan Bank, as successor to Chemical Bank, as Trustee.
(c)(3) Second Supplemental Indenture, dated as of January 1, 1999, among USF&G, as issuer, Fire & Marine and The Chase Manhattan Bank as successor to Chemical Bank, as Trustee.
(c)(4) Form of Note, dated March 3, 1994.
(d)    Not applicable.
(e)    Not applicable.
(f)    Not applicable.


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                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              ST. PAUL FIRE AND MARINE INSURANCE
                                              COMPANY


                                              By: /s/ Bruce A. Backberg
                                                  ------------------------------
                                              Name:  Bruce A. Backberg
                                              Title: Senior Vice President and
                                                     Chief Legal Counsel


                                              THE ST. PAUL COMPANIES, INC.


                                              By: /s/ Bruce A. Backberg
                                                  ------------------------------
                                              Name:  Bruce A. Backberg
                                              Title: Senior Vice President and
                                                     Chief Legal Counsel


Dated:  February 5, 1999


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                                  EXHIBIT INDEX

EXHIBIT                                DESCRIPTION
-------                                -----------

(a)(1)  Offer to Purchase, dated February 5, 1999.
(a)(2)  Letter of Transmittal.
(a)(3)  Notice of Guaranteed Delivery.
(a)(4)  Letter to clients.
(a)(5) Letter to brokers, dealers, commercial banks, trust companies and other nominees.
(c)(1) Indenture, dated as of January 28, 1994, between USF&G, as issuer, and Chemical Bank, as Trustee (incorporated by reference to Exhibit 4E to USF&G's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1993).
(c)(2) First Supplemental Indenture, dated as of April 24, 1998, among St. Paul, USF&G, as issuer, and The Chase Manhattan Bank, as successor to Chemical Bank, as Trustee (incorporated by reference to Exhibit (c)(2) to USF&G and St. Paul's Issuer Tender Offer Statement on Schedule 13E-4 filed with the Commission dated May 15, 1998).
(c)(3) Second Supplemental Indenture, dated as of January 1, 1999, among USF&G, as Issuer, Fire & Marine and The Chase Manhattan Bank as successor to Chemical Bank, as Trustee.
(c)(4)  Form of Note, dated March 3, 1994 (incorporated by reference to
        Exhibit 4 to USF&G's Current Report on Form 8-K, dated March 3, 1994).


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